FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Item

1.   Press Release dated April 23, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	April 23, 2003	By:	/s/ Sean Finn

			Name:	Sean Finn
			Title:	Senior Vice-President, Chief Legal Officer and Corporate Secretary

Item 1

North America’s Railroad	News FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN records solid first-quarter 2003 performance
amidst harsh weather, economic challenges

MONTREAL, April 23, 2003 — CN today announced first-quarter 2003 net income of $252 million, or $1.28 per diluted share, compared with net income of $230 million, or $1.15 per diluted share, for the same period of 2002.

Net income for the first three months of 2003 included a cumulative after-tax benefit of $48 million (24 cents per diluted share), resulting from a change in the accounting for removal costs for certain track structure assets.

Excluding the effect of this change, first-quarter 2003 net income was $204 million, or $1.04 per diluted share, down 11 per cent and 10 per cent, respectively, from net income and diluted earnings per share for the first quarter of 2002.

Operating income for the first three months of 2003 declined eight per cent to $374 million. Revenues declined one per cent to $1,496 million, while expenses rose two per cent to $1,122 million. CN’s operating ratio for the latest quarter was 75 per cent, compared with 73.1 per cent for the year-earlier period.

E. Hunter Harrison, CN’s president and chief executive officer, said: “The CN team did an outstanding job of managing the business in a quarter marked by major challenges: harsh weather — the second coldest Canadian winter in 20 years – which caused congestion and additional operating and maintenance expenses; higher fuel costs; and continued weakness in bulk commodities traffic, largely because of reduced Canadian grain volumes.

“Given these challenges, our revenue and expense performances were accomplishments. Revenues declined by only one per cent; gains by our intermodal, petroleum and chemicals, and metals and minerals businesses almost totally offset an 11 per cent reduction in bulk commodities revenues, and softer automotive and forest products revenues. At the same time, solid cost control limited the increase in overall operating expenses to two per cent, despite additional weather-related costs and a 13 per cent rise in fuel expense.”

Intermodal revenues rose by 13 per cent, while petroleum and chemicals revenues increased by six per cent, and metals and minerals revenues rose three per cent. Four business segments registered revenue decreases: grain and fertilizers (13 per cent); automotive (five per cent); coal (four per cent); and forest products (two per cent).

Total carloadings increased four per cent to 1,038 thousand.

The increase in CN’s operating expenses was mainly attributable to higher fuel costs, increased casualty and other expenses, and higher expenses resulting from the severe winter conditions that prevailed during the quarter. Partly offsetting these increases were lower expenses for equipment rents.

Harrison said: “The company continues to be cautious about economic prospects for the remainder of 2003. Economic growth has slowed in the last six months, largely reflecting hesitant consumer spending in the United States. This situation could persist in the near term.”

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts: Media Mark Hallman System Director, Media Relations (416) 217-6390	Investment Community Robert Noorigian Vice-President, Investor Relations (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31
	2003	2002

	(Unaudited)

Revenues	$1,496	$1,509

Operating expenses	1,122	1,103

Operating income	374	406

Interest expense	(85)	(96)

Other income	4	38

Income before income taxes and cumulative effect of change in accounting policy	293	348

Income tax expense	(89)	(118)

Income before cumulative effect of change in accounting policy	204	230

Cumulative effect of change in accounting policy (net of applicable taxes) (Note 2)	48	–

Net income	$252	$230

Earnings per share (Note 6)

Basic earnings per share

Income before cumulative effect of change in accounting policy	$1.04	$1.19

Net income	$1.29	$1.19

Diluted earnings per share

Income before cumulative effect of change in accounting policy	$1.04	$1.15

Net income	$1.28	$1.15

Weighted-average number of shares

Basic	195.2	193.2

Diluted	197.4	203.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31
	2003	2002	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$290	$273	6%
Metals and minerals	126	122	3%
Forest products	317	325	(2%)
Coal	74	77	(4%)
Grain and fertilizers	234	269	(13%)
Intermodal	265	235	13%
Automotive	143	151	(5%)
Other items	47	57	(18%)

	1,496	1,509	(1%)

Operating expenses

Labor and fringe benefits	454	457	1%
Purchased services and material	200	198	(1%)
Depreciation and amortization (Note 2)	143	141	(1%)
Fuel	127	112	(13%)
Equipment rents	77	87	11%
Casualty and other	121	108	(12%)

	1,122	1,103	(2%)

Operating income	$374	$406	(8%)

Operating ratio	75.0%	73.1%	(1.	9)

See accompanying notes to consolidated financial statements.

Certain of the 2002 comparative figures have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31 2003	December 31 2002	March 31 2002

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$84	$25	$51
Accounts receivable (Note 3)	706	722	699
Material and supplies	160	127	156
Deferred income taxes	126	122	153
Other	206	196	179

	1,282	1,192	1,238

Properties (Note 2)	19,018	19,681	19,179
Other assets and deferred charges	837	865	856

Total assets	$21,137	$21,738	$21,273

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges	$1,456	$1,487	$1,367
Current portion of long-term debt	949	574	558
Other	79	73	94

	2,484	2,134	2,019

Deferred income taxes	4,651	4,826	4,699
Other liabilities and deferred credits	1,334	1,406	1,279
Long-term debt (Note 3)	4,544	5,003	5,168
Convertible preferred securities	–	–	367

Shareholders’ equity:
Common shares (Note 3)	4,668	4,785	4,473
Accumulated other comprehensive income (loss)	(13)	97	92
Retained earnings	3,469	3,487	3,176

	8,124	8,369	7,741

Total liabilities and shareholders’ equity	$21,137	$21,738	$21,273

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended March 31
	2003	2002

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,785	$4,442
Stock options exercised and other	24	31
Share repurchase program (Note 3)	(141)	-

Balance, end of period	$4,668	$4,473

Accumulated other comprehensive income (loss)
Balance, beginning of period	$97	$58
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	264	(11)
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(424)	12
Unrealized holding gain (loss) on fuel derivative instruments (Note 4)	(3)	51

Other comprehensive income (loss) before income taxes	(163)	52
Income tax recovery (expense)	53	(18)

Other comprehensive income (loss)	(110)	34

Balance, end of period	$(13)	$92

Retained earnings
Balance, beginning of period	$3,487	$2,988
Net income	252	230
Share repurchase program (Note 3)	(221)	-
Dividends	(49)	(42)

Balance, end of period	$3,469	$3,176

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2003, the Company issued 0.3 million common shares as a result of stock options exercised. At March 31, 2003, the Company had 192.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended March 31
	2003	2002

	(Unaudited)
Operating activities
Net income	$252	$230
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy (Note 2)	(48)	-
Depreciation and amortization	145	142
Deferred income taxes	72	71
Equity in earnings of English Welsh and Scottish Railway	(14)	(11)
Other changes in:
Accounts receivable	1	(56)
Material and supplies	(37)	(23)
Accounts payable and accrued charges	(30)	(58)
Other net current assets and liabilities	(9)	-
Other	29	(13)

Cash provided from operating activities	361	282

Investing activities
Net additions to properties	(121)	(120)
Other, net	(10)	72

Cash used by investing activities	(131)	(48)

Dividends paid	(49)	(42)

Financing activities
Issuance of long-term debt (Note 3)	1,316	855
Reduction of long-term debt (Note 3)	(1,087)	(1,078)
Issuance of common shares	11	29
Repurchase of common shares (Note 3)	(362)	-

Cash used by financing activities	(122)	(194)

Net increase (decrease) in cash and cash equivalents	59	(2)
Cash and cash equivalents, beginning of period	25	53

Cash and cash equivalents, end of period	$84	$51

Supplemental cash flow information
Payments for:
Interest	$82	$115
Workforce reductions	48	47
Personal injury and other claims	38	41
Pensions	3	5
Income taxes	58	38

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2003 and December 31 and March 31, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2003 and 2002.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2002 Annual Consolidated Financial Statements except for Asset retirement obligations and Stock-based compensation as explained in Note 2. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Management Discussion and Analysis and Annual Consolidated Financial Statements.

Note 2 – Accounting changes

Asset retirement obligations
Effective January 1, 2003, the Company adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the quarter ended March 31, 2003, this change in policy had the effect of increasing net income by $2 million mainly through reduced depreciation expense. Had the Company applied the policy on January 1, 2002, the impact on net income for the first quarter of 2002 would have been a benefit of $2 million.

Stock-based compensation
Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company has elected to prospectively apply this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2003, as permitted under SFAS No. 148. In the first quarter of 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option pricing model.

          Prior to 2003, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards.

          For the three months ended March 31, 2003 and 2002, the Company recorded compensation cost of $7 million and $4 million, respectively.

          If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Three months ended March 31,	2003	2002

Net income, as reported (in millions)	$252	$230

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	1	–

Intrinsic value method for
performance-based awards (APB 25)	6	4

Fair value method for all
awards (SFAS No. 123)	(11)	(10)

Pro forma net income (in millions)	$248	$224

Basic earnings per share, as reported	$1.29	$1.19
Basic earnings per share, pro forma	$1.27	$1.16

Diluted earnings per share, as reported	$1.28	$1.15
Diluted earnings per share, pro forma	$1.26	$1.12

          These pro forma amounts include compensation cost as calculated using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31,	2003	2002

Expected option life (years)	5.0	7.0
Risk-free interest rate	4.13%	5.79%
Expected stock price volatility	30%	30%
Average dividend per share	$1.00	$0.86

Three months ended March 31,	2003	2002

Weighted average fair value of options
granted	$17.77	$30.98

Note 3 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company plans to use the net proceeds of U.S.$396 million to repay U.S.$150 million of 6.625% 10-year Notes issued by the Company, and U.S.$100 million of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which mature on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002. As at March 31, 2003, letters of credit under the revolving credit facility amounted to $318 million.

The Company has an accounts receivable securitization program, which has a $350 million maximum limit and will expire in June 2003. The Company intends to renew or replace the program upon expiration. At March 31, 2003, there was no change in the level of accounts receivable sold since December 31, 2002.

The share repurchase program which was approved in 2002, allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In the first quarter of 2003, the Company repurchased 5.8 million common shares for $362 million, at an average price of $62.35. The Company has repurchased a total of 8.8 million common shares since the inception of the program for $565 million, at an average price of $64.17 per share.

Note 4 – Derivative instruments

At March 31, 2003, a portion of the Company’s fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At March 31, 2003, Accumulated other comprehensive income included an unrealized gain of $27 million, $18 million after tax, ($30 million unrealized gain, $20 million after tax at December 31, 2002) of which $25 million relates to derivative instruments that will mature within the next twelve months.

Note 5 – Major commitments and contingencies

A. Commitments
As at March 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $224 million ($183 million at December 31, 2002). The Company also had outstanding information technology service contracts of $20 million.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

          In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

          In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

          An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

          As at March 31, 2003, the Company had aggregate reserves for personal injury and other claims of $637 million ($664 million at December 31, 2002). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

          While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time.  There can thus be no assurance that material liabilities or costs related to environmental matters will not

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

          As at March 31, 2003, the Company had aggregate accruals for environmental costs of $97 million ($106 million as at December 31, 2002).

D. Guarantees
Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. During the first quarter of 2003, no new guarantees of this nature were issued. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2003, the maximum potential liability under these guarantees was $406 million of which $330 million was for workers’ compensation and other employee benefits and $76 million was for equipment under leases and other. During the first quarter of 2003, the Company granted additional guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

          As at March 31, 2003, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items. The guarantee instruments mature at various dates between 2003 and 2007.

E. Indemnifications
CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Earnings per share

	Three months ended
	March 31
	2003	2002

	(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.04	$1.19
Cumulative effect of change in accounting policy (Note 2)	0.25	-

Net income	$1.29	$1.19

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.04	$1.15
Cumulative effect of change in accounting policy (Note 2)	0.24	-

Net income	$1.28	$1.15

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended March 31

	2003	2002

(In millions, except per share data)	(Unaudited)

Income before cumulative effect of change in accounting policy	$204	$230
Income impact on assumed conversion of preferred securities	-	3

	$204	$233

Weighted-average shares outstanding	195.2	193.2
Effect of dilutive securities and stock options	2.2	9.8

Weighted-average diluted shares outstanding	197.4	203.0

Basic earnings per share before cumulative effect of change in accounting policy	$1.04	$1.19

Diluted earnings per share before cumulative effect of change in accounting policy	$1.04	$1.15

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended
	March 31

	2003	2002

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,449	1,452
Gross ton miles (GTM) (millions)	76,109	75,423
Revenue ton miles (RTM) (millions)	39,912	39,289
Carloads (thousands)	1,038	999
Route miles (includes Canada and the U.S.)	17,618	17,896
Employees (end of period)	21,578	22,587
Employees (average during period)	21,528	22,501

Productivity
Operating ratio (%)	75.0	73.1
Freight revenue per RTM (cents)	3.63	3.70
Freight revenue per carload ($)	1,396	1,453
Operating expenses per GTM (cents)	1.47	1.46
Labor and fringe benefits expense per GTM (cents)	0.60	0.61
GTMs per average number of employees (thousands)	3,535	3,352
Diesel fuel consumed (U.S. gallons in millions)	93	95
Average fuel price ($/U.S. gallon)	1.30	1.13
GTMs per U.S. gallon of fuel consumed	818	794

Safety indicators
Injury frequency rate per 200,000 person hours	2.9	3.4
Accident rate per million train miles	1.7	2.1

Financial ratios
Debt to total capitalization ratio (% at end of period)	40.3	44.0
Return on assets (% at end of period) (1)	1.2	1.4

(1) Return on assets is calculated as follows:

In millions Three months ended March 31,	2003	2002

Income before cumulative effect of change in accounting policy	$204	$230
Interest expense (net of applicable taxes)	55	60

Income before cost of borrowing	$259	$290

Total assets	$21,137	$21,273

Return on assets (% at end of period)	1.2	1.4

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

			Variance
	2003	2002	Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,138	7,327	11%
Metals and minerals	3,315	3,280	1%
Forest products	8,113	8,122	-
Coal	3,566	3,305	8%
Grain and fertilizers	8,624	9,831	(12%)
Intermodal	7,309	6,629	10%
Automotive	847	795	7%

	39,912	39,289	2%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.63	3.70	(2%)
Business units:
Petroleum and chemicals	3.56	3.73	(5%)
Metals and minerals	3.80	3.72	2%
Forest products	3.91	4.00	(2%)
Coal	2.08	2.33	(11%)
Grain and fertilizers	2.71	2.74	(1%)
Intermodal	3.63	3.55	2%
Automotive	16.88	18.99	(11%)

Carloads (thousands)

Petroleum and chemicals	156	145	8%
Metals and minerals	91	86	6%
Forest products	146	150	(3%)
Coal	126	120	5%
Grain and fertilizers	134	142	(6%)
Intermodal	308	273	13%
Automotive	77	83	(7%)

	1,038	999	4%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,396	1,453	(4%)
Business units:
Petroleum and chemicals	1,859	1,883	(1%)
Metals and minerals	1,385	1,419	(2%)
Forest products	2,171	2,167	-
Coal	587	642	(9%)
Grain and fertilizers	1,746	1,894	(8%)
Intermodal	860	861	-
Automotive	1,857	1,819	2%